EXHIBIT 99.1

Fury’s 2022 Achievements and New Board Chair

Vancouver, Canada – January 11, 2023 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to recap the Company’s corporate and exploration achievements from the last 12 months. Fury had a transformative 2022 with substantial drill results from the Hinge Target and the Gap Zone, expanding the mineralized footprint of the Eau Claire deposit by over 25%, and intercepting 8.05 g/t gold over 13.50 metres (m) at the Percival Prospect; the consolidation of the Éléonore South Joint Venture (“ESJV”) with Newmont Corporation (“Newmont”); and a total of C$22.8 million raised through an asset sale, private placement, and common share investment sale transaction.

“We are extremely pleased with the success we had this past year. Despite difficult market conditions, we were able to simplify and focus our story, strengthen our treasury, and complete a successful drill program at Eau Claire further proving that the deposit is open for significant expansion,” commented Tim Clark, CEO of Fury. “We ended the year with our best drill results to date at Eau Claire out of the Percival Main target and have results still pending from the Hinge Target and eastern extension along with the results of the extensive geochem work conducted at our Lac Clarkie property. We look forward to the coming months as we prepare for 2023 and are excited to expand on our recent successes and test new discoveries at our premier exploration projects.”

Highlights

Fury’s top milestones and achievements of 2022 include:

•	Completing the asset sale of the Homestake Ridge gold-silver project to Dolly Varden Silver Corp. (“Dolly Varden”), a transformational transaction that yielded Fury C$5 million in cash and 76,504,590 common shares of Dolly Varden.

•	Gaining Digbee ESG Certification, an independent ESG evaluation validating the Company’s existing ESG engagement and strategy.

•	Closing a C$11.0 million private equity share placement, bringing a Canadian corporate investor and a well-known US institutional investor into the Company’s share ownership.

•	Consolidating the Éléonore South Joint Venture with Newmont, resulting in the updated participating interests of Fury at 50.022% and Newmont at 49.978% with Fury remaining the operator. The restated agreement empowers the joint venture partners to more readily advance the ESJV to drill stage in 2023.

•	Extending mineralization by over 25% to the West at Eau Claire, encountering multiple stacked zones of gold mineralization at the Hinge Target, further demonstrating the potential to significantly expand the high-grade resource. Drilling highlights included 4.0m of 5.75 g/t gold, 1.0m of 21.40 g/t gold and 3.5m of 5.86 g/t gold.

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•	Raising C$6.8 million through the sale of 17 million Dolly Varden common shares, a mutually beneficial transaction that provided Fury with proceeds to finance continued exploration at the Company’s projects in Quebec and for general working capital. Fury’s ownership interest in Dolly Varden is now 59,504,590 shares, representing 23.5% of the outstanding common shares of Dolly Varden, and Fury maintains 2 board seats.

•	Completing a 17,700m drill program at Eau Claire, which exceeded the original 15,000m of planned drilling for the year and fully met all income tax flow through obligations.

•	Drilling 45.0 g/t Au over 1.0m in the Gap Zone, further expanding the mineralized footprint at Eau Claire and demonstrating that the deposit is wide open in all directions.

•	Intercepting 13.5m of 8.05 g/t gold at the Percival Prospect, a discovery that has further confirmed the expansion opportunities and ability to add overall high-grade ounces to the Eau Claire project.

Currently, there is one completed core drill hole pending assay results from the Hinge Target and two core drill holes from the eastern extension. The Company anticipates results from these holes to be released as received over the coming weeks along with geochemical survey results from the Lac Clarkie and Éléonore South Joint Venture properties. Fury also plans on announcing the 2023 exploration strategy, plans, and budget with its existing strong treasury of C$10.1 million.

The Company is also pleased to announce the appointment of Jeffrey Mason, CPA, ICD.D, the current Lead Independent Director of the Company, to the position of Chair of the Board of Directors effective immediately. Mr. Mason joined Fury in October 2020 and has extensive experience in the exploration, development, construction and operation of precious and base metals projects in the Americas, Asia and Africa, including 15 years as a Principal, Board Director and Chief Financial Officer for the Hunter Dickinson group of companies wherein he also specialized in M and A activity, and prior to that, 6 years at Homestake Mining/Barrick Gold. Overall, Mr. Mason has served as Chief Executive Officer, Chief Financial Officer, Corporate Secretary and Board Director for over 20 public companies listed on the TSX, TSXV, NYSE American and NASDAQ.

“Jeffrey’s extensive industry knowledge, experience, and infectious passion to create value have been invaluable to the Company; and we are very pleased with his natural progression from Lead Independent Director to Chair of the Board. I look forward to continuing to work closely with Jeffrey and the Board as Fury continues to aggressively explore our portfolio of mineral assets in the coming year,” stated Tim Clark, CEO of Fury.

David Rivard, P.Geo, Exploration Manager at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across the country and holds a 59.5 million common share position in Dolly Varden Silver Corp (23.5%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

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For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Forward-looking information contained in this release primarily relates to statements that suggest that future work at Eau Claire will potentially increase or upgrade the estimated gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2021 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only as of the date made.

Cautionary Note to United States Investors Concerning Estimates of Mineral Disclosure

The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). The Company’s descriptions of its projects using applicable CIM terminology, which includes defined terms such as indicated resources, may not be comparable to similar information about resource grades that would be made public by U.S. companies which are subject to the reporting and disclosure requirements under the United States federal securities laws.

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